Exhibit 99.1

Taboola Reports Q2 2022 Results

-	Beat Q2 across all metrics.

-
Gross Profit of $116.4M grew 16.1% and ex-TAC Gross Profit of $143.2M grew 22.5% over Q2 2021 (25.4% on a constant currency basis*) and 4.7% pro forma with Connexity** (7.1% on a constant currency basis*).

-	GAAP Net Loss of $5.0M, Non-GAAP Net Income of $15.8M and Adjusted EBITDA of $34.2M.

-	Maintaining full year guidance for ex-TAC Gross Profit, Gross Profit, Adjusted EBITDA and Non-GAAP Net Income.

New York, NY, August 09, 2022 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter ended June 30, 2022.

“Our second quarter performance exceeded our high end of guidance and included ex-TAC gross profit growth of 22.5%. These impressive results, in a challenging macro environment, reinforce the strength of our model that is centered on long-term exclusive publisher partnerships and performance advertiser success.  We are holding our full year 2022 guidance and prioritizing investments and taking actions to ensure solid profitability and free cash flow,” said Adam Singolda, Founder and CEO, Taboola.

“This year we are seeing near record level new publisher signings, including a large number of competitive wins all around the world, exponential growth in Taboola News and the launch of exciting new products like Homepage For You and our new bidder. Our progress in 2022 will drive strong positive momentum into 2023 and beyond as we strive to place Taboola in the same league as successful walled garden companies such as Google, Amazon and Facebook. Our biggest focus areas that will ensure we succeed are in e-commerce, performance advertising and optimizing our bidder,” continued Singolda.

For more commentary on the quarter, please refer to Taboola’s Q2 2022 Shareholder Letter, which was furnished to the SEC and also posted on Taboola’s website today at https://investors.taboola.com.

Second Quarter 2022 Results Summary (unaudited)

	Three Months Ended June 30,
(dollars in millions, except per share data)	2022	2021	% change YoY	Q2 Guidance
	Unaudited
Revenues	$342.7	$329.1	4.1%	$325 to $345
Gross profit	$116.4	$100.2	16.1%	$104 to $114
Net loss	$(5.0)	$(61.4)	91.8%
EPS diluted (1)	$(0.02)	$(1.39)	98.6%
Ratio of net loss to gross profit	(4.3%)	(61.3%)	93.0%
Cash flow provided by operating activities	$2.1	$23.1	-91.0%
Cash, cash equivalents and short-term investments	$308.5	$585.2	-47.3%

Non-GAAP Financial Data *
ex-TAC Gross Profit	$143.2	$116.9	22.5%	$132 to $142
Adjusted EBITDA	$34.2	$40.8	-16.3%	$23 to $28
Non-GAAP Net Income	$15.8	$23.0	-31.2%	$6 to $11
IPO Pro forma Non-GAAP EPS diluted (2)	$0.062	$0.090	-31.1%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	23.9%	34.9%	-31.7%
Free Cash Flow	$(7.3)	$6.9	-204.6%

1 The weighted-average shares used in this computation for the three months ended June 30, 2022 and 2021 are 250,777,915 and 48,518,124, respectively.  Outstanding shares increased significantly year-over-year as a result of the Company going public.

2 See Appendix for a description and calculation of IPO Pro forma Non-GAAP EPS basic and diluted.

Business Highlights

○	Announced new digital property partner agreements, including competitive wins with Gray Television, Media News Group, Jagran and Prensa Ibérica.

○	Signed key renewals, including with Cox Media Group bringing us to 10 years together and with ABP Network, one of India's largest multi-language websites who signed on for another 5 years.

○	New digital property partners[1] drove $21.8 million and existing digital property partners[2] decreased by $8.2 million of revenue.

○	Taboola News’ growth rate is triple digits and on track to exceed $50 million in revenues this year.

○
Received recognition from Kantar, a well-known industry research group, via a commissioned piece of research which looked at video campaigns on our network, and found that native video ads in the open web have a stronger impact on brand favorability and consideration than social or video platforms.

○	Announced acquisition of Gravity R&D, a leading personalization technology company, for approximately $7 million.

○	Entered into a $90 million five-year senior secured revolving credit facility, with Citibank, N.A., London Branch, as lead arranger and JPMorgan Chase Bank, N.A., as administrative agent.

1New digital property partners within the first 12 months that were live on our network.

2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded).

Third Quarter and Full Year 2022 Guidance

For the Third Quarter 2022, the Company currently expects:

○	Revenues of $311 to $331 million

○	Gross Profit of $91 to $101 million

○	ex-TAC Gross Profit of $120 to $130 million

○	Adjusted EBITDA of $11 to $17 million

○	Non-GAAP Net Income (loss) of ($8) to ($2) million

For the Full Year 2022, the Company currently expects:

(dollars in millions)	Guidance (as of 08/09/22)	Guidance (as of 05/12/22)
Revenues	$1,434 -$1,474	$1,499 -$1,539
Gross profit	$485 - $505	$485 - $505
ex-TAC Gross Profit	$595 - $615	$595 - $615
Adjusted EBITDA	$152 - $160	$152 - $160
Non-GAAP Net Income	$83 - $91	$83 - $91

Although we provide guidance for Adjusted EBITDA and Non-GAAP Net Income, we are not able to provide guidance for projected net income (loss), the most directly comparable GAAP measure. Certain elements of net income (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on net income (loss) or to reconcile our Adjusted EBITDA and Non-GAAP Net Income guidance without unreasonable efforts. Consequently, no disclosure of projected net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes continuing headwinds from the war in Ukraine, inflation, currency exchange rates and overall macroeconomic weakness, which lead us to adopt a conservative stance on guidance. Our guidance assumes that these headwinds do not worsen and cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand.

Webcast Details

Taboola's senior management team will discuss the Company's earnings on a call that will take place tomorrow, August 10, 2022, at 8:30 AM ET. The call can be accessed via webcast at https://investors.taboola.com. To access the call by phone, please go to this link to register https://register.vevent.com/register/BIfbbc0f5c3a7b404291b567b48574b48b, and you will be provided with dial in details. The webcast will be available for replay for one year, through the close of business on August 10, 2023.

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, ex-TAC Gross Profit growth on a constant currency basis, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit, Free Cash Flow, Non-GAAP Net Income, Non-GAAP EPS basic and diluted and IPO Pro forma Non-GAAP EPS basic and diluted, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net loss, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

This quarter the Company is introducing certain constant currency information, which is a non-GAAP metric. The Company believes the inclusion of constant currency information is useful because it permits investors to better understand Taboola’s underlying performance without the effects of currency exchange rate fluctuations. The Company calculates constant currency by using the prior period’s currency exchange rates and applying them to current period results.

The Company believes non-GAAP financial measures provide useful supplemental information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

**About Pro Forma With Connexity Information

This press release includes historical and projected pro forma information for ex-TAC Gross Profit. The pro forma information presents the pro forma effect of the Connexity acquisition as if it had been completed on January 1, 2021. The pro forma information is unaudited, is provided as supplemental information only and is subject to the limitations contained under the heading “Unaudited Pro Forma Condensed Combined Financial Information” in our Prospectus forming part of our Registration Statement on Form F-1/A filed on April 13, 2022, as it may be amended from time to time, filed with the Securities and Exchange Commission.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to prioritize investments to improve profitability and free cash flow; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-1/A filed on April 13, 2022,  as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors,” and in the Company’s subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands, including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Jennifer Horsley	Dave Struzzi

investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2022	December 31, 2021
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$233,740	$319,319
Short-term investments	74,733	—
Restricted deposits	750	1,000
Trade receivables (net of allowance for credit losses of $4,074 and $3,895 as of June 30, 2022, and December 31, 2021, respectively)	199,619	245,235
Prepaid expenses and other current assets	75,105	63,394
Total current assets	583,947	628,948
NON-CURRENT ASSETS
Long-term prepaid expenses	30,154	32,926
Restricted deposits	4,137	3,897
Deferred tax assets	1,455	1,876
Operating lease right of use assets	60,573	65,105
Property and equipment, net	72,883	63,259
Intangible assets, net	219,315	250,923
Goodwill	550,568	550,380
Total non-current assets	939,085	968,366
Total assets	$1,523,032	$1,597,314

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2022	December 31, 2021
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$214,487	$259,941
Short-term operating lease liabilities	14,351	12,958
Accrued expenses and other current liabilities	104,402	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	336,240	400,561
LONG-TERM LIABILITIES
Deferred tax liabilities	38,130	51,027
Warrants liability	5,227	31,227
Long-term loan, net of current portion	284,617	285,402
Long-term operating lease liabilities	50,978	61,526
Total long-term liabilities	378,952	429,182
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 as of June 30, 2022 and December 31, 2021; 240,679,908 and 234,031,749 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	—	—
Additional paid-in capital	869,201	824,016
Accumulated other comprehensive loss	(3,783)	—
Accumulated deficit	(57,578)	(56,445)
Total shareholders' equity	807,840	767,571
Total liabilities and shareholders' equity	$1,523,032	$1,597,314

CONSOLIDATED STATEMENTS OF LOSS

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited

Revenues	$342,695	$329,072	$697,421	$632,022
Cost of revenues:
Traffic acquisition cost	199,486	212,202	415,984	409,238
Other cost of revenues	26,848	16,625	53,046	33,040
Total cost of revenues	226,334	228,827	469,030	442,278
Gross profit	116,361	100,245	228,391	189,744
Operating expenses:
Research and development	34,079	30,050	64,491	53,943
Sales and marketing	66,405	69,136	127,773	103,444
General and administrative	25,428	54,468	53,377	64,144
Total operating expenses	125,912	153,654	245,641	221,531
Operating loss	(9,551)	(53,409)	(17,250)	(31,787)
Finance income (expenses), net	4,764	(85)	15,959	(883)
Loss before income taxes	(4,787)	(53,494)	(1,291)	(32,670)
Benefit (provision) for income taxes	(234)	(7,922)	158	(10,159)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Less: Undistributed earnings allocated to participating securities	—	(6,029)	—	(11,944)
Net loss attributable to ordinary shares – basic and diluted	(5,021)	(67,445)	(1,133)	(54,773)
Net loss per share attributable to ordinary shareholders, basic	$(0.02)	$(1.39)	$(0.00)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	250,777,915	48,518,124	249,095,931	46,351,830
Net loss per share attributable to ordinary shareholders, diluted	$(0.02)	$(1.39)	$(0.00)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	250,777,915	48,518,124	249,095,931	46,351,830

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited

Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Other comprehensive loss:
Unrealized losses on available-for-sale marketable securities	(259)	—	(259)	—
Unrealized losses on derivative instruments	(3,294)	—	(3,524)	—
Other comprehensive loss	(3,553)	—	(3,783)	—
Comprehensive loss	$(8,574)	$(61,416)	$(4,916)	$(42,829)

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Cost of revenues	$851	$455	$1,554	$580
Research and development	7,443	8,947	13,545	12,385
Sales and marketing	7,397	35,040	12,697	36,171
General and administrative	4,741	34,081	12,465	34,518
Total share-based compensation expenses	$20,432	$78,523	$40,261	$83,654

DEPRECIATION AND AMORTIZATION BREAK-DOWN BY EXPENSE LINE
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Cost of revenues	$8,419	$6,075	$16,520	$12,051
Research and development	695	1,179	1,340	2,162
Sales and marketing	13,722	1,124	27,225	2,118
General and administrative	(23)	268	404	559
Total depreciation and amortization expense	$22,813	$8,646	$45,489	$16,890

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Cash flows from operating activities
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	22,813	8,646	45,489	16,890
Share-based compensation expenses	20,432	78,523	40,261	83,654
Net loss (gain) from financing expenses	3,645	(2,970)	4,316	(1,357)
Revaluation of the warrants liability	(11,958)	272	(26,000)	272
Amortization of loan issuance cost	357	—	715	—
Accrued interest, net	(137)	—	(137)	—
Change in operating assets and liabilities:
Decrease (increase) in trade receivables	(319)	(13,410)	45,616	19,031
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(3,033)	(16,998)	(6,350)	(33,757)
Increase (decrease) in trade payables	(6,661)	16,497	(52,525)	(31,025)
Increase (decrease) in accrued expenses and other current liabilities	(6,402)	15,671	(22,946)	5,284
Decrease in deferred taxes, net	(8,390)	(1,693)	(12,476)	(917)
Change in operating lease right of use assets	4,744	3,659	7,639	7,291
Change in operating lease liabilities	(7,986)	(3,698)	(12,262)	(8,557)
Net cash provided by operating activities	2,084	23,083	10,207	13,980
Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(9,350)	(16,138)	(16,252)	(21,675)
Cash paid in connection with acquisitions	—	—	(620)	—
Proceeds from (investments in) restricted deposits	10	(118)	10	2,536
Proceeds from short-term deposits	40,026	—	—	—
Payments of cash in escrow for acquisition of a subsidiary	—	—	(2,100)	—
Purchase of short-term investments	(74,855)	—	(74,855)	—
Net cash used in investing activities	(44,169)	(16,256)	(93,817)	(19,139)
Cash flows from financing activities
Exercise of options and vested RSUs	2,633	1,368	6,032	4,919
Issuance of ordinary shares, net of offering costs	—	290,908	—	287,432
Payment of tax withholding for share-based compensation expenses	(340)	—	(2,185)	—
Repayment of current portion of long-term loan	(750)	—	(1,500)	—
Issuance of Warrants	—	53,883	—	53,883
Net cash provided by financing activities	1,543	346,159	2,347	346,234
Exchange differences on balances of cash and cash equivalents	(3,645)	2,970	(4,316)	1,357
Increase (decrease) in cash and cash equivalents	(44,187)	355,956	(85,579)	342,432
Cash and cash equivalents - at the beginning of the period	277,927	229,287	319,319	242,811
Cash and cash equivalents - at end of the period	$233,740	$585,243	$233,740	$585,243

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$13,744	$4,502	$16,162	$5,831
Interest	$6,803	$—	$10,373	$—
Non-cash investing and financing activities:
Purchase of property, plant and equipment	$7,353	$966	$7,353	$966
Share-based compensation included in capitalized internal-use software	$503	$143	$1,020	$265
Deferred offering costs incurred during the period included in long-term prepaid expenses	$—	$2,950	$—	$2,950
Creation of operating lease right-of-use assets	$3,107	$—	$3,107	$—

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

The following table provides a reconciliation of revenues to ex-TAC Gross profit.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$342,695	$329,072	$697,421	$632,022
Traffic acquisition cost	199,486	212,202	415,984	409,238
Other cost of revenues	26,848	16,625	53,046	33,040
Gross profit	$116,361	$100,245	$228,391	$189,744
Add back: Other cost of revenues	26,848	16,625	53,046	33,040
ex-TAC Gross Profit	$143,209	$116,870	$281,437	$222,784

The following table provides a reconciliation of net loss to Adjusted EBITDA.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Adjusted to exclude the following:
Finance income (expenses), net	(4,764)	85	(15,959)	883
Tax expenses (income)	234	7,922	(158)	10,159
Depreciation and amortization	22,813	8,646	45,489	16,890
Share-based compensation expenses (1)	17,640	78,523	34,679	83,654
M&A costs	474	7,042	524	5,588
Holdback compensation expenses (2)	2,792	—	5,582	—
Adjusted EBITDA	$34,168	$40,802	$69,024	$74,345

1 For the Q2 2021 period, a substantial majority is share-based compensation expenses related to going public.
2 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate Ratio of net loss to gross profit as net loss divided by gross profit. We calculate the Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of net loss to gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Gross profit	$116,361	$100,245	$228,391	$189,744
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Ratio of net loss to gross profit	(4.3%)	(61.3%)	(0.5%)	(22.6%)

ex-TAC Gross Profit	$143,209	$116,870	$281,437	$222,784
Adjusted EBITDA	$34,168	$40,802	$69,024	$74,345
Ratio of Adjusted EBITDA margin to ex-TAC Gross Profit	23.9%	34.9%	24.5%	33.4%

The following table provides a reconciliation of net loss to Non-GAAP Net Income.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Amortization of acquired intangibles	15,828	639	31,608	1,278
Share-based compensation expenses (1)	17,640	78,523	34,679	83,654
M&A costs	474	7,042	524	5,588
Holdback compensation expenses (2)	2,792	—	5,582	—
Revaluation of Warrants	(11,958)	—	(26,000)	—
Exchange rate loss (income), net (3)	2,490	(393)	2,706	1,545
Income tax effects	(6,451)	(1,444)	(10,077)	(1,545)
Non-GAAP Net Income	$15,794	$22,951	$37,889	$47,691

Non-GAAP EPS basic	$0.063	$0.473	$0.152	$1.029
Non-GAAP EPS diluted	$0.063	$0.090	$0.151	$0.187

1 For the Q2 2021 period, a substantial majority is share-based compensation expenses related to going public.
2 Represents share based compensation due to holdback of Taboola ordinary shares issuable under compensatory arrangements relating to Connexity acquisition.
3 Represents income or loss related to the remeasurement of monetary assets and liabilities to the Company's functional currency using exchange rates in effect at the end of the reporting period.

The following table provides a reconciliation of the number of shares used to calculate GAAP EPS to IPO Pro forma Non-GAAP EPS basic and diluted.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
GAAP weighted-average shares used to compute net loss per share, basic	250,777,915	48,518,124	249,095,931	46,351,830
Add: Non-GAAP adjustment for ordinary shares issued in connection with going public	—	172,271,362	—	172,992,588
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, basic	250,777,915	220,789,486	249,095,931	219,344,418

GAAP weighted-average shares used to compute net loss per share, diluted	250,777,915	48,518,124	249,095,931	46,351,830
Add: Non-GAAP adjustment for ordinary shares issued in connection with going public	—	172,271,362	—	172,992,588
Add: Dilutive ordinary share equivalents	443,063	35,592,019	1,562,609	35,562,170
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, diluted	251,220,978	256,381,505	250,658,540	254,906,588

IPO Pro forma Non-GAAP EPS, basic (1)(2)	$0.063	$0.104	$0.152	$0.217
IPO Pro forma Non-GAAP EPS, diluted (1)(2)	$0.063	$0.090	$0.151	$0.187

1 IPO Pro forma net income for the three and six months ended June 30, 2021, includes an adjustment to add $6,029 and $11,944, respectively, of undistributed earnings previously allocated to participating securities, assuming these securities converted to ordinary shares, in each case, as of January 1, 2021.
2 IPO Pro forma Non-GAAP EPS basic and diluted is presented only for the three and six months ended June 30, 2021 assuming Taboola went public and consummated the related transactions, in each case, as of January 1, 2021.

The following table provides a reconciliation of net cash provided by operating activities to Free Cash Flow.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net cash provided by operating activities	$2,084	$23,083	$10,207	$13,980
Purchases of property and equipment, including capitalized internal-use software	(9,350)	(16,138)	(16,252)	(21,675)
Free Cash Flow	$(7,266)	$6,945	$(6,045)	$(7,695)

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q3 2022 AND FULL YEAR 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of gross profit to ex-TAC Gross Profit guidance.

	Q3 2022	FY 2022
Unaudited
(dollars in millions)
Revenues	$311 - $331	$1,434 - $1,474
Traffic acquisition cost	$(191 - $201)	$(839 - $859)
Other cost of revenues	$(29 - $31)	$(110 - $116)
Gross profit	$91 - $101	$485 - $505
Add back: Other cost of revenues	$29 - $31	$110 - $116
ex-TAC Gross Profit	$120 - $130	$595 - $615